File No. 82-2683

Wolters Kluwer

December 20, 2007

Wolters Kluwer announces the conclusion of its Share Buy-back Program

SUPPL

07028751

Wolters Kluwer announces the conclusion of its share buy-back program, as the company now holds ten percent of its outstanding shares.

Amsterdam (December 20, 2007) - Wolters Kluwer, a leading global information services and publishing company, today ends its €175 million share buy-back program announced on November 7, 2007, as the company now holds ten percent of its outstanding shares. Wolters Kluwer returned €170 million to shareholders through this share buy-back program. This share buy-back program was above and beyond the completed share buy-back program of €475 million that was announced on March 26, 2007.

During the period from November 9, 2007 until and including December 20, 2007, Wolters Kluwer, through the mandated bank ING Wholesale Banking, repurchased 7,887,335 of its ordinary shares, representing approximately 2.5% of its outstanding shares. Shares were repurchased at an average price of €21.60 for a total amount of €170 million, and this finalizes the share buy-back program according to plan. Wolters Kluwer now holds 31.2 million of its own shares, representing approximately 10% of its outstanding shares, which is the statutory maximum percentage of shares that the company may hold.

It is Wolters Kluwer's intention to cancel the greater part of the shares acquired through the share buy-back programs, and to potentially use a smaller part of the shares acquired through the share buy-back programs to cover its obligations to grant performance shares under the company's long term incentive plans.

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact:
Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

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